[Exhibit 99.1]

Gravity Reports Non-Consolidated Financial Results for 2011

SEOUL, South Korea, March 27, 2012 — GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”), an online game developer and publisher based in South Korea, announces its non-consolidated financial results for the fiscal year ended December 31, 2011, prepared in accordance with Accounting Standards for Non-Public Entities in Korea or KAS-NPE. Financial statements are available on Edgar at http://www.sec.gov.

REVIEW OF FINANCIAL RESULTS

Revenues and Cost of Revenues

Revenues for 2011 were KRW 40,224 million (US$ 34,721 thousand), representing a 3.2% increase from KRW 38,979 million for 2010.

Royalties and licensing fees revenues for 2011 were KRW 32,754 million (US$ 28,273 thousand), representing a moderate decrease from KRW 32,780 million for 2010. This decrease primarily resulted from decreased revenues from Ragnarok Online in the Japanese market. The decrease was offset by increased revenues of Ragnarok Online in Taiwan, Hong Kong and Macau, and H.A.V.E. Online, which was commercially launched in March 2011, in the Japanese market.

Subscription revenues increased by 21.2% to KRW 4,766 million (US$ 4,114 thousand) for 2011 from KRW 3,932 million for 2010. The increase resulted mainly from increased revenues from Ragnarok Online in Korea.

Cost of revenues was KRW 11,327 million (US$ 9,777 thousand) for 2011, representing a 6.6% decrease from KRW 12,127 million for 2010. The decrease in Gravity’s cost of revenues was mainly attributable to decrease in amortization on intangible assets resulting from development costs for Emil Chronicle Online and Requiem being fully amortized in July and September 2010, respectively.

As a result of the foregoing factors, gross profit for 2011 was KRW 28,897 million (US$ 24,943 thousand), representing a 7.6% increase from KRW 26,852 million for 2010. The gross profit ratio slightly increased to 71.8% in 2011 from 68.9% in 2010.

Selling, General & Administrative Expenses (“SG&A”)

The Company’s total SG&A increased 0.1% to KRW 20,435 million (US$ 17,639 thousand) for 2011 compared with KRW 20,414 million for 2010. This increase in SG&A was mostly attributed to increase in commission paid and advertising expenses. The increase was substantially offset by decreased research and development expenses, which was mainly attributable to development expenses in 2010 for a console game based on one of our online games, which did not occur in 2011.

Based on the foregoing factors, the Company’s operating income for 2011 was KRW 8,462 million (US$ 7,304 thousand), representing a 31.4% increase from KRW 6,438 million for 2010.

Non-operating Income and Non-operating Expenses

Non-operating income for 2011 was KRW 5,309 million (US$ 4,583 thousand) compared with KRW 5,271 million in 2010 representing a 0.7% increase, which was due to gain on valuation of equity-method investments and gain on disposition of securities under equity method.

Non-operating expenses for 2011 were KRW 5,783 (US$ 4,992 thousand), a 47.2% increase from KRW 3,930 million in 2010, which was due primarily to bad debt expenses related to loans to a Korean online game developer, as well as the write-off made in respect of our loans and accrued income due from Gravity EU SASU, our former wholly-owned subsidiary, in June 2011.

Income before income tax for 2011 was KRW 7,988 million (US$ 6,895 thousand), which represents a 2.7% increase compared with KRW 7,779 million in 2010.

Gravity recorded a net income of KRW 14,772 million (US$ 12,751 thousand) for 2011 compared with a net income of KRW 4,135 million for 2010. The higher net income in 2011 was due to income tax benefits related to the deferred tax assets, which are mostly foreign tax credit carry-forwards. Based on the Company’s historical and projected net and taxable income, deferred income tax assets were recognized to the extent that realization of the related tax benefits is more likely than not.

The balance of cash and cash equivalents and short-term financial instruments was KRW 46,741 million (US$ 40,346 thousand) as of December 31, 2011.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,158.5 to US$1.00, the noon buying rate in effect on December 30, 2011 as quoted by the Federal Reserve Bank of New York.